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13012512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Cash Distributors, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 1335

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Hazard **424-206-2401**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

Ap 3/2/13

OATH OR AFFIRMATION

I, **Victor Hazard**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Institutional Cash Distributors, LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

VAH (signature)
Signature

COO
Title

State of California
County of San Francisco

Subscribed and sworn to before me
this ____ day of ________ 2013

See attached

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of February (Month), 20 13 (Year), by

(1) Victor J. Hazard (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

GALE E. LEW
Commission # 1863502
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath of Affirmation (1)

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

INSTITUTIONAL CASH DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Institutional Cash Distributors, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Institutional Cash Distributors, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
February 22, 2013

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 816,052
Commissions receivable	1,257,784
Other receivable	40,500
Deposit with clearing broker	250,000
Restricted cash	13,006
Property and equipment, net	11,253
Intangible assets, net	372,069
Goodwill	700,000
Lease deposits	4,086
Total assets	$ 3,464,750
Liabilities and Member's Equity	
Liabilities	
Commissions payable	$ 377,637
Accounts payable and accrued expenses	323,770
Due to affiliate	150,000
Total liabilities	851,407
Member's equity	2,613,343
Total liabilities and member's equity	$ 3,464,750

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. The Company is a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company (the "Parent"). As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp and Union Bank (collectively, the "Clearing Brokers") are the Company's custodians who provide custody and/or clearing services.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

Deposit with Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with the clearing broker. As of December 31, 2012, the Company had $250,000 on deposit with the clearing broker.

Commissions Receivable

Commissions receivable represents the net amounts due from the clearing brokers and fund companies based upon fee sharing agreements. The Company monitors the credit standing of these organizations as deemed necessary.

Restricted Cash and Letter of Credit

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

1. Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation of $119,296. Depreciation is computed under the straight-line method using an estimated useful life of three years.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization of $847,931. Amortization is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for unpatented technology, eight years for customer lists and vendor contracts, and fifteen years for trade names, internet domain and website.

Goodwill

In 2009, the Company recorded $700,000 of goodwill upon the purchase of the assets and all of the rights and obligations of Institutional Cash Distributors, a division of Merriman Curhan Ford Group, Inc. (formerly MCF Corporation). Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2012.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with member tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Income tax returns for the years from 2008 are subject to examination by tax authorities.

1. Business and Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment charge was recorded for the year ended December 31, 2012.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash, restricted cash, a deposit with a Clearing Broker, amounts due from Clearing Brokers, accounts payable, commissions payable, amounts due to related parties and accrued expenses, approximate their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2012. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk (continued)

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The deposit held by the Clearing Broker is insured by the SIPC. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with money funds. Through indemnification provisions in agreements with Clearing Brokers and funds, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3. Intangible Assets

Intangible assets consisted of the following:

	December 31, 2012
Trademarks and trade names	$ 10,000
Website and internet domain	10,000
Customer lists	500,000
Vendor contracts	200,000
Unpatented technology	500,000
	1,220,000
Less: accumulated amortization	(847,931)
	$ 372,069

4. Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2012, the Company had regulatory net capital, as defined, of $1,512,929, which exceeded the amount required by $1,456,169. The Company's aggregate indebtedness to net capital ratio was 0.56 to 1.

5. Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers. As of December 31, 2012, the Company had $150,000 due to affiliate for technology costs.

6. Commitments and Contingencies

The Company leases its San Francisco, California, corporate headquarters under a non-cancelable operating lease which expires June 30, 2017, and two regional offices in Cohasset, Massachusetts, and Palos Verdes Estates, California, under non-cancelable operating leases which expire on February 28, 2014, and November 15, 2015, respectively.

The following is a table summarizing significant commitments as of December 31, 2012, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

2013	$	197,753
2014		194,221
2015		188,961
Thereafter		236,250
Total	$	817,185

7. Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by the Parent under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. For the year ended December 31, 2012, the Company elected to make a "Safe Harbor" contribution for all eligible employees as determined under the Plan. The liability recorded for this benefit expense in 2012 was $93,095 and was funded on February 11, 2013. Under the Plan, the Company can also elect to provide an additional match of employees' contributions and a profit sharing match at its discretion. No election for additional employer contributions was made for the year ended December 31, 2012.

8. Subsequent Events

Management evaluated subsequent events through February 22, 2013, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2013 through February 22, 2013, capital distributions to the Parent totaled $175,000.